Issuer Free Writing Prospectus
(relating to Preliminary Prospectus Supplement dated
May 19, 2025 and Prospectus dated November 8, 2023)
Filed pursuant to Rule 433
Registration Number 333-275386

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

Final Term Sheet

$500,000,000 4.900% Senior Notes due 2030 (the “2030 Notes”)

$750,000,000 5.500% Senior Notes due 2035 (the “2035 Notes” and, together with the 2030 Notes, the “Notes”)

This pricing term sheet (the “Pricing Term Sheet”) relates only to the Notes described below and should be read together with Westinghouse Air Brake Technologies Corporation’s preliminary prospectus supplement dated May 19, 2025 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated November 8, 2023 (the “Base Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and the Base Prospectus and supersedes the information contained in the Preliminary Prospectus Supplement and the Base Prospectus to the extent inconsistent with the information included or incorporated by reference therein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Westinghouse Air Brake Technologies Corporation
Legal Format:	SEC-Registered
Size:	2030 Notes: $500,000,000 2035 Notes: $750,000,000
Expected Ratings:(1)	Moody’s: Baa2 (Stable Outlook) S&P: BBB (Stable Outlook) Fitch: BBB (Stable Outlook)
Maturity Date:	2030 Notes: May 29, 2030 2035 Notes: May 29, 2035
Coupon (Interest Rate):	2030 Notes: 4.900% 2035 Notes: 5.500%
Yield to Maturity:	2030 Notes: 4.913% 2035 Notes: 5.509%
Spread to Benchmark Treasury:	2030 Notes: T + 85 bps 2035 Notes: T + 105 bps
Benchmark Treasury:	2030 Notes: 3.875% due April 30, 2030 2035 Notes: 4.250% due May 15, 2035

Benchmark Treasury Price and Yield:	2030 Notes: 99-05 ¼ / 4.063% 2035 Notes: 98-10+ / 4.459%
Interest Payment Dates:	2030 Notes: May 29 and November 29, beginning on November 29, 2025 2035 Notes: May 29 and November 29, beginning on November 29, 2025
Day Count Convention:	30 / 360
Business Day Convention:	Following, Unadjusted
Par Call Date:	2030 Notes: April 29, 2030 (the date that is one month prior to the maturity date) 2035 Notes: March 1, 2035 (the date that is three months prior to the maturity date)
Optional Redemption:
Prior to the Par Call Date, the Issuer may redeem either series of Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)
(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the applicable series of Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points in the case of the 2030 Notes and 20 basis points in the case of the 2035 Notes less (b) interest accrued thereon to the date of redemption, and

(2)
100% of the principal amount of the applicable series of Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.

On or after the Par Call Date, the Issuer may redeem either series of Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the applicable series of Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

CUSIP / ISIN:	2030 Notes: 960386 AS9 / US960386AS98 2035 Notes: 960386 AT7 / US960386AT71
Price to Public:	2030 Notes: 99.943% 2035 Notes: 99.932%
Trade Date:	May 19, 2025
Settlement Date:(2)	May 29, 2025 (T+7)
Joint Book-Running Managers:
BNP Paribas Securities Corp.
BofA Securities, Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
PNC Capital Markets LLC
Citigroup Global Markets Inc.
Credit Agricole Securities (USA) Inc.
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.
SG Americas Securities, LLC
TD Securities (USA) LLC
WauBank Securities LLC

Senior Co-Managers:	BMO Capital Markets Corp. Goldman Sachs & Co. LLC Huntington Securities, Inc. Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc.
Co-Managers:	Dollar Bank, Federal Savings Bank Northwest Bank

(1) A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

(2) We expect that delivery of the Notes will be made against payment therefor on or about the settlement date specified in this final term sheet, which will be the seventh business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+7”).  Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes prior to the first business day before settlement will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “Commission”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the Commission for more complete information about the issuer and this offering.  You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details.  You may get these documents for free by visiting EDGAR on the Commission website at www.sec.gov.  Alternatively, copies of the prospectus and the prospectus supplement may be obtained by contacting BNP Paribas Securities Corp. toll-free at 1-800-854-5674, BofA Securities, Inc. toll-free at 1-800-294-1322, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or J.P. Morgan Securities LLC (collect) at 1-212-834-4533.

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